                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1      )*
                                          ---------

                         Sunbelt Nursery Group, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  866925 10 0
           --------------------------------------------------------
                                 (CUSIP Number)

              Rodney P. Burwell, 7901 Xerxes Ave. So., Suite 201
                     Minneapolis, MN  55431 - 612-887-1815
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 4, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  7  Pages
                                        ---

CUSIP No.  866925 10 0               13D                 Page  2  of  7  Pages
          --------------                                      ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Healthy American Products, Inc.
     41-1704472
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Minnesota
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                      1,000,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                      1,000,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.76%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  866925 10 0               13D                 Page  3  of  7  Pages
          --------------                                      ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Rodney P. Burwell
     ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                     188,900
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     1,000,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                     188,900
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     1,188,900
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,188,900
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     13.99%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  866925 10 0               13D                 Page  4  of  7  Pages
          --------------                                      ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Todd D. Peterson
     ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                     0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     1,000,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                     0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                      1,000,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.76%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                AMENDMENT NO. 1
                              TO THE SCHEDULE 13D

The Reporting Persons, consisting of Healthy American Products, Inc. (Reporting Person 1), Rodney P. Burwell (Reporting Person 2) and Todd D. Peterson (Reporting Person 3), hereby amend their Schedule 13D relating to the Common Stock, par value $.01 per share of Sunbelt Nursery Group, Inc., a Delaware corporation (Issuer) as set forth herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of the Issuer acquired by Reporting Person 2 as reported in
     Item 5 (c) were acquired with personal funds in the total aggregate amount of $121,140.00.

ITEM 4.  PURPOSE OF TRANSACTION.

     Reporting Person 2 acquired the shares reported in Item 5 (c) and holds the Issuer's common stock for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to the information provided by the Issuer in its Amendment to the Annual Report on 10-K/A-1 dated as of September 26, 1997, there were 8,500,000 shares of the Issuer's common stock outstanding. At the present time:

          (2) Reporting Person 2 beneficially owns an aggregate of 1,188,900 shares of the Issuer's common stock consisting of approximately 13.99% of the Issuer's outstanding shares;

     (b) (2) Reporting Person 2 has sole voting and sole dispositive power with respect to 188,900 shares held by him directly and shared voting and shared dispositive power with respect to 1,000,000 shares,

     (c) The following table set forth the transactions effected by each of the Reporting Persons since the last filing of a Schedule 13D on behalf of the Reporting Persons. Each of the transactions set forth below reflects a purchase effected by means of trades of the American Stock Exchange.

                          SUNBELT NURSERY GROUP, INC.

                   SHARES ACQUIRED BY REPORTING PERSON NO. 1

                                     NONE

                   SHARES ACQUIRED BY REPORTING PERSON NO. 2

                               NUMBER OF SHARES
   TRADE DATE                      ACQUIRED                PRICE PER SHARE

7-08-97                             2,000                      1.1850
7-14-97                             5,500                      1.1074
7-24-97                               500                      1.1850
8-04-97                             2,500                      1.1850
8-15-97                             4,000                      1.1850
8-18-97                             1,000                      1.1850
8-19-97                             7,500                      1.1850
8-20-97                             1,200                      1.1850
8-21-97                             3,600                      1.1850
8-22-97                             1,300                      1.1850
8-25-97                             5,000                      1.1850
8-26-97                            10,000                      1.1850
8-27-97                             5,000                      1.1850
8-27-97                             5,000                      1.1850
8-28-97                             1,500                      1.1850
8-29-97                               400                      1.1850
9-02-97                             3,000                      1.1850
9-03-97                               100                      1.1850
9-04-97                             2,900                      1.1850
9-05-97                             5,900                      1.1850
9-08-97                             1,000                      1.1850
9-09-97                             1,900                      1.1850
9-10-97                             1,000                      1.1850
9-11-97                             1,000                      1.1850
11-05-97                            1,000                      1.0600
11-03-97                              300                      1.0600
11-03-97                           19,000                      1.0600
11-03-97                           10,000                      1.0600
11-04-97                            3,000                      1.0600
                         ------------------------
                                  106,100
                         ------------------------
                         ------------------------

                   SHARES ACQUIRED BY REPORTING PERSON NO. 3

                                     NONE

                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  November 12, 1997
      ---------------------------          HEALTHY AMERICAN PRODUCTS INC.


                                           By: /s/ Rodney P. Burwell
                                              ----------------------------
                                              Rodney P. Burwell, CEO




Date:  November 12, 1997                      /s/ Rodney P. Burwell
      ---------------------------          --------------------------------
                                           Rodney P. Burwell




Date:  November 12, 1997                      /s/ Todd D. Peterson
      ---------------------------          --------------------------------
                                           Todd D. Peterson


                                       3